December 19, 2017

VIA EDGAR

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 10, 2017 File No. 1-8974

 Dear Ms. Blye:

We are writing in response to your letter dated December 6, 2017 setting forth comments on the above-referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.      Staff’s Comment: In your letter to us dated January 8, 2015, you discussed contacts with Syria and Sudan. Honeywell Generators website lists a dealer in the United Arab Emirates and states that the countries covered by this dealer include Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control. In this respect, we are aware of a recent news article reporting that the air forces of countries including Sudan have placed purchase orders for the KS-W jet trainer aircraft which are powered by a single turbofan engine designed and built by Honeywell Aerospace.

Our Response: Since our letter to you dated January 8, 2015 (our “2015 Letter”), Honeywell International Inc. (“Honeywell”) has not had any contacts with Syria or Sudan.

We address each of your specific inquiries below.

Honeywell Generators Website. Honeywell does not design, manufacture or sell power generators anywhere in the world.   On October 15, 2015, Honeywell and Generac Power Systems, Inc. (“Generac”) entered into a trademark license agreement (the “License Agreement”) pursuant to which Honeywell licensed to

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

December 19, 2017

Generac the right to use the “Honeywell” trademark in connection with the distribution and sale of certain categories of power generators in a limited number of countries. The website you reference is owned and controlled by Generac, not Honeywell. Moreover, under the terms of the License Agreement, Generac was not authorized by Honeywell to distribute or sell power generators under the Honeywell brand in either Sudan or Syria.  Prior to receipt of your letter, Honeywell had no knowledge that Generac had engaged distributors who might intend to distribute Honeywell-branded power generators in Sudan or Syria. Upon receipt of your letter, we immediately contacted Generac who informed us that they are unaware of any sales made by the distributor listed on their website in either Syria or Sudan. Generac committed to us that they would contact the distributor immediately to ensure that the distributor understand that no power generators may be sold in either of these countries. The Generac website has been remediated.

KS-W Jet Trainer (K-8 Jet Trainer). Honeywell’s TFE731-2A-2A engine is used on the K-8 jet trainer aircraft produced by the China National Aero-Technology Import & Export Corporation (“CATIC”). Honeywell is not aware that Sudan has placed a purchase order for K-8 aircraft, and Honeywell has not received a purchase order for engines to be installed on aircraft ordered by Sudan. In accordance with an Official Ruling by the Department of Commerce, dated July 2005, sales of the engine are limited to eligible end users in eligible countries. Honeywell does not deliver engines for installation on K-8 aircraft without prior confirmation of compliance with the Official Ruling and with all applicable laws in every country in which we operate, including sanctions regulations administered by the U.S. Treasury’s Office of Foreign Assets Control (OFAC).

2.      Staff’s Comment: Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Our Response: As noted in our response to the comment above, since our 2015 Letter, Honeywell has not made any sales to Syria or Sudan and does not anticipate making any

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

December 19, 2017

sales at the present time whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements.

As we do not have operations associated with Syria or Sudan, we are not aware of any adverse investor sentiment toward Honeywell in this regard nor any inquiries or recent indications of divestment activity from state or municipal governments, universities or other investors.

3.	Staff’s Comment: Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Our Response: Consistent with our responses to the comments above, Honeywell has not had any contacts with Syria and Sudan that involve dual use products.

4.	Staff’s Comment: You state that you provide Section 13(r) information about Iran during the three months ended December 31, 2016, and that you previously disclosed in your periodic reports activities, transactions or dealings relating to Iran occurring in the first, second and third quarters of 2016. In future Annual Reports on Form 10-K, please disclose all activities occurring during the period covered by the report as required by Section 13(r)(1) of the Securities Exchange Act of 1934.

Our Response: Thank you for your comment. In future Annual Reports on Form 10-K, Honeywell will disclose all activities occurring during the period covered by the report as required by Section 13(r)(1) of the Securities Exchange Act of 1934.

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Please do not hesitate to call me at 973-455-4768 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

/s/ Jeffrey N. Neuman

Jeffrey N. Neuman

Vice President, Corporate Secretary and

Deputy General Counsel